QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact:	Investor Contact:
Jason Stewart	Frank J. Golden
Vice President, Media Relations	Vice President, Investor Relations
(203) 539-8339	(203) 539-8470
jason.stewart@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Third-Quarter 2005 Results

        Revenues up 8%;
Organic revenue and adjusted operating profit growth across all market groups

STAMFORD, Conn., October 25, 2005 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported financial results for the third quarter ended September 30, 2005.

        Revenues rose 8% to $2.39 billion in the third quarter as a result of growth in existing businesses and contributions from acquisitions.

        Earnings for the quarter were $0.47 per share compared to $0.52 per share in the third quarter of 2004. After adjusting for one-time items, discontinued operations and the normalization of the quarterly effective tax rate, underlying earnings were $0.51 per share in the quarter compared to $0.47 per share in the previous-year period.

        "It was another good quarter for Thomson, as we continued to implement our strategies and build upon our strong market positions and the underlying strength of our business model," said Richard J. Harrington, president and CEO of Thomson.

        "Overall, revenue and operating profit growth was solid in the quarter, with each market group contributing to the increases. Importantly, revenues were driven by double-digit growth in online products, software and services. We are very pleased that the acceleration in organic revenue growth that we saw in the second quarter was sustained in the third quarter.

        "Our strategy of developing comprehensive information solutions that enable our customers to be more productive and innovative continued to drive results at Thomson. Thomson Financial partnered with Merrill Lynch to complete its rollout of Thomson workstations to over 23,000 of Merrill's retail wealth managers. We have also seen continued market acceptance of Thomson solutions across our other businesses, including strong demand for Westlaw Litigator in the legal space and increased contract signings for our Thomson Pharma solution, which serves customers in the pharmaceutical and biotech research markets.

        "Thomson also further strengthened its capital structure in the quarter by refinancing a portion of its debt, which included the issuance of $400 million of 30-year bonds. This was the first time Thomson issued 30-year debt and we were able to lock in very attractive rates.

        "In addition, we continue to invest in initiatives designed to promote future growth and efficiencies across the company. We are well-positioned to build upon our strong foundation to drive growth, returns and free cash flow," Mr. Harrington concluded.

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

Consolidated Third-Quarter Financial Highlights:

  •
  Revenues increased 8% to $2.39 billion in the third quarter of 2005 as a result of organic growth and acquisitions. Organic revenue growth accounted for approximately half of the overall revenue growth in the quarter. Currency translation had no significant impact on overall growth in the quarter.

  •
  Operating profit increased 6% to $522 million, driven by improvements in all market groups. In the quarter, operating profit margins increased in three of the four market groups, but declined slightly on a consolidated basis. The decline was due in part to higher corporate expenses, including increased pension expense.

  •
  Earnings attributable to common shares were $308 million, or $0.47 per share, in the third quarter of 2005 compared to $344 million, or $0.52 per share, in the same quarter of 2004. One-time items impacting quarter-over-quarter comparisons included a $19 million expense in 2005 primarily related to the early redemption of debt and a one-time benefit of $35 million in the third quarter of 2004 from the release of tax credits. After adjusting for these items, discontinued operations and normalizing the tax rate in each period, underlying earnings were $336 million, or $0.51 per share, for the third quarter of this year compared with $308 million, or $0.47 per share, in the third quarter of 2004.

  •
  Free cash flow was $390 million, compared to $360 million in 2004.

Market Group Third-Quarter Highlights:

Legal & Regulatory

  •
  Revenues grew 7% in the third quarter of 2005 to $864 million. Adjusted operating profit grew 10% to $248 million.

  •
  North America-based as well as international online revenues continued to drive overall growth in the quarter. The primary drivers of top-line growth of North America online were Westlaw, including Litigator, and Checkpoint. International online revenue grew 20% due to good growth in European online products. Thomson Tax & Accounting software products, FindLaw and tactical acquisitions also contributed to revenue growth in the quarter.

Learning

  •
  Revenues in the third quarter of 2005 were $810 million, an 8% increase over the prior-year period, and adjusted operating profit increased 5% to $249 million.

  •
  Revenue growth in the third quarter of 2005 was the result of growth in the global higher education business, global library reference business, and contributions from acquisitions in the corporate e-learning and testing markets.

  •
  Adjusted operating profit margin decreased slightly, primarily due to the loss of a significant e-testing contract in September 2004 as well as adverse timing of certain expenses. Year-to-date margins remain unchanged.

  -more-

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

Financial

  •
  Revenues increased 4% in the third quarter of 2005 to $475 million and adjusted operating profit increased 6% to $85 million.

  •
  Growth continued to be driven by transaction-based businesses, including TradeWeb, as well as continued strong demand for Thomson ONE workstations.

  •
  In the third quarter, TradeWeb launched its online market for trading U.S. dollar interest rate swaps, extending its reach into the $200 trillion interest rate swap market and Canadian investors started trading Canadian bonds using TradeWeb through an alliance with CanDeal. TradeWeb also continued to expand its asset classes and increase its quarterly transaction volume.

  •
  Thomson ONE workstations increased 43% to 108,000, compared to the third quarter of 2004, as a result of continued user migration from legacy products and new client wins. In addition, Thomson Financial partnered with Merrill Lynch to complete the rollout of more than 23,000 workstations across more than 550 Merrill Lynch offices. Thomson is the largest provider of wealth management workstations to Merrill Lynch employees in North America.

Scientific & Healthcare

  •
  Revenues in the third quarter of 2005 were $248 million, up 17% from 2004, and adjusted operating profit increased 17% to $48 million.

  •
  Revenue growth in the quarter was driven primarily by acquisitions, particularly IHI, increased subscriptions for ISI Web of Science and Micromedex clinical knowledge solutions, as well as increased customer spending for Medstat healthcare decision support products. In addition, the group saw accelerated organic revenue growth in the quarter.

  •
  Thomson Pharma continued to make strides in the pharmaceutical and biotech research markets with increased contract signings of new customers as well as the migration of existing customers to the new platform.

Corporate & Other

  •
  Corporate and other expenses were higher in the quarter, due in part to increased pension expense, investments in programs to drive efficiences across Thomson and higher stock-related expense.

  -more-

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

Nine-Month Results

  •
  Revenues increased 9% to $6.30 billion in the first nine months of 2005 as a result of organic growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 8% in the first nine months of the year.

  •
  Operating profit increased 8% to $912 million, driven by strong improvements in all market groups. Growth was partially offset by increased amortization expense and higher corporate expenses, including increased pension expense. The first nine months of 2004 included a benefit from a $19 million insurance recovery.

  •
  Earnings attributable to common shares were $681 million, or $1.04 per share, in the first nine months of 2005 compared to $571 million, or $0.87 per share, in the previous-year period. Earnings in the 2005 period included a one-time gain of $137 million from the release of tax credits related to prior-year periods. Earnings in the 2004 period included a benefit from a legal settlement, and one-time tax benefits. After adjusting for these items, discontinued operations and normalizing the tax rate in each year, underlying earnings were $543 million, or $0.83 per share, for the first nine months of this year compared with $481 million, or $0.73 per share, in the first nine months of 2004.

  •
  Free cash flow for the first nine months of 2005 was $775 million versus $691 million in the previous-year period, due to higher operating profit and lower capital expenditures resulting from efficiency programs and timing of certain expenditures.

  •
  Acquisition activity:  Thomson made a number of tactical acquisitions in the first nine months of the year for an aggregate cost of $198 million.

  -more-

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

2005 Financial Outlook

        Thomson continues to expect full-year 2005 revenue growth to be in line with the Corporation's long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2005 revenue growth will continue to be driven by existing businesses supplemented by tactical acquisitions.

        Operating profit margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

        Thomson also expects to continue to generate strong free cash flow in 2005.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

        The Thomson Corporation will webcast a discussion of third-quarter results beginning at 9:00 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. Adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our businesses. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

The Corporation is no longer reporting adjusted EBITDA but will continue to report depreciation expense for each of its market groups, as set forth in the attached tables. Segmented results include the results of all operations. Prior to 2005, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Results for the third quarter of 2004 were reclassified to present disposals within the appropriate market group.

This news release, in particular the section under the heading "2005 Financial Outlook" includes forward-looking statements, such as the Corporation's expectations and intentions regarding its full-year financial results and its strategy, that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our technology investments to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet customers' needs; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the challenges involved in expanding outside North America; increased use of free or relatively inexpensive information sources; failure to obtain certain information through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of our goodwill and identifiable intangible assets. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is also contained in its annual report on Form 40-F for the year ended December 31, 2004. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Revenues	2,391	2,223	6,299	5,771
Cost of sales, selling, marketing, general and administrative expenses	(1,630)	(1,488)	(4,692)	(4,261)
Depreciation	(170)	(173)	(462)	(454)
Amortization	(69)	(70)	(233)	(210)

Operating profit	522	492	912	846
Net other (expense) income	(19)	(1)	(18)	28
Net interest expense and other financing costs	(59)	(63)	(169)	(176)
Income taxes	(144)	(100)	(56)	(148)
Equity in net earnings (losses) of associates, net of tax	2	—	4	(1)

Earnings from continuing operations	302	328	673	549
Earnings from discontinued operations, net of tax	7	16	11	24

Net earnings	309	344	684	573
Dividends declared on preference shares	(1)	—	(3)	(2)

Earnings attributable to common shares	308	344	681	571

Basic and diluted earnings per common share	$0.47	$0.52	$1.04	$0.87

Basic weighted average common shares	654,404,078	655,377,297	655,291,124	655,216,373

Diluted weighted average common shares	655,701,229	656,081,609	656,152,584	655,811,530

Supplemental earnings information:
Earnings attributable to common shares, as above	308	344	681	571
Adjustments:
One time items:
Net other expense (income)	19	1	18	(28)
Tax on above item	1	—	1	11
Release of tax credits	—	(35)	(137)	(35)
Interim period effective tax rate normalization(1)	15	14	(9)	(14)
Discontinued operations	(7)	(16)	(11)	(24)

Adjusted earnings from continuing operations	336	308	543	481

Adjusted basic and diluted earnings per common share from continuing operations	$0.51	$0.47	$0.83	$0.73

Notes to consolidated statement of earnings

(1)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)

	September 30, 2005	December 31, 2004
	(unaudited)
Assets
Cash and cash equivalents	451	405
Accounts receivable, net of allowances	1,545	1,648
Inventories	330	312
Prepaid expenses and other current assets	315	313
Deferred income taxes	214	214

Current assets	2,855	2,892
Property and equipment, net	1,555	1,624
Identifiable intangible assets, net	4,536	4,721
Goodwill	9,068	9,119
Other non-current assets	1,241	1,287

Total assets	19,255	19,643

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	302	7
Accounts payable and accruals	1,491	1,738
Deferred revenue	953	1,043
Current portion of long-term debt	147	295

Current liabilities	2,893	3,083
Long-term debt	3,979	4,013
Other non-current liabilities	822	1,015
Deferred income taxes	1,573	1,570

Total liabilities	9,267	9,681
Shareholders' equity
Capital	2,728	2,696
Cumulative translation adjustment	273	458
Retained earnings	6,987	6,808

Total shareholders' equity	9,988	9,962

Total liabilities and shareholders' equity	19,255	19,643

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Cash provided by (used in):
Operating activities
Net earnings	309	344	684	573
Remove earnings from discontinued operations	(7)	(16)	(11)	(24)
Add back (deduct) items not involving cash:
Depreciation	170	173	462	454
Amortization	69	70	233	210
Net (gains) losses on disposals of businesses and investments	(4)	1	(5)	(4)
Loss on redemption of debt	23	—	23	—
Deferred income taxes	23	(9)	26	4
Equity in (earnings) losses of associates, net of tax	(2)	—	(4)	1
Other, net	45	21	14	126
Voluntary pension contribution	(11)	—	(11)	—
Changes in working capital and other items	(75)	(68)	(211)	(205)
Cash provided by operating activities — discontinued operations	—	15	—	30

Net cash provided by operating activities	540	531	1,200	1,165

Investing activities
Acquisitions(1)	(152)	(155)	(248)	(810)
Proceeds from disposals	3	—	4	11
Additions to property and equipment, less proceeds from disposals	(138)	(159)	(397)	(430)
Other investing activities	(11)	(12)	(25)	(40)
Additions to property and equipment of discontinued operations	—	—	—	(2)
Proceeds from (income taxes paid on) disposals of discontinued operations	—	—	(105)	137
Cash used in other investing activities — discontinued operations	—	—	—	(5)

Net cash used in investing activities	(298)	(326)	(771)	(1,139)

Financing activities
Proceeds from debt	400	—	400	434
Repayments of debt	(411)	(332)	(556)	(332)
Net borrowings (repayments) under short-term loan facilities	132	13	296	(75)
Premium on debt redemption	(22)	—	(22)	—
Repurchase of common shares	(84)	—	(129)	—
Dividends paid on preference shares	(1)	—	(3)	(2)
Dividends paid on common shares	(128)	(122)	(378)	(362)
Other financing activities, net	7	1	16	2

Net cash used in financing activities	(107)	(440)	(376)	(335)

Translation adjustments	(2)	—	(7)	—

Increase (decrease) in cash and cash equivalents	133	(235)	46	(309)
Cash and cash equivalents at beginning of period	318	609	405	683

Cash and cash equivalents at end of period	451	374	451	374

Supplemental cash flow information:
Net cash provided by operating activities, as above	540	531	1,200	1,165
Additions to property and equipment, as above	(138)	(159)	(397)	(430)
Other investing activities, as above	(11)	(12)	(25)	(40)
Additions to property and equipment of discontinued operations	—	—	—	(2)
Dividends paid on preference shares, as above	(1)	—	(3)	(2)

Free cash flow	390	360	775	691

Notes to consolidated statement of cash flow

(1)
Included within Acquisitions for the three-month and nine-month periods ended September 30, 2005 is a $50 million contingent consideration payment related to the purchase of TradeWeb LLC in May 2004.

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

BUSINESS SEGMENT INFORMATION *
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	2005	2004	Change	2005	2004	Change
Revenues:
Legal & Regulatory	864	811	7%	2,517	2,358	7%
Learning	810	752	8%	1,665	1,531	9%
Financial	475	455	4%	1,403	1,262	11%
Scientific & Healthcare	248	212	17%	730	638	14%
Intercompany eliminations	(6)	(7)		(16)	(18)

Total revenues	2,391	2,223	8%	6,299	5,771	9%

Operating Profit:(1)
Adjusted operating profit by segment
Legal & Regulatory	248	225	10%	674	618	9%
Learning	249	237	5%	211	194	9%
Financial	85	80	6%	225	203	11%
Scientific & Healthcare	48	41	17%	130	101	29%
Corporate and other(2)	(39)	(21)		(95)	(60)

Total adjusted operating profit	591	562	5%	1,145	1,056	8%
Amortization	(69)	(70)		(233)	(210)

Operating profit	522	492	6%	912	846	8%

*
Notes to business segment information for continuing operations
(1)
Please see reconciliations to GAAP measures in the following tables.
(2)
"Corporate and other" includes corporate costs and costs associated with the Corporation's stock-related compensation expense.

        Detail of depreciation by segment:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Legal & Regulatory	50	48	149	141
Learning	64	65	142	143
Financial	42	48	133	134
Scientific & Healthcare	10	8	30	25
Corporate and other	4	4	8	11

	170	173	462	454

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

RECONCILIATIONS

RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

For the Three Months Ended September 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	248	249	85	48	(39)	591
Less:
Amortization	(26)	(16)	(23)	(4)	—	(69)

Operating profit	222	233	62	44	(39)	522

For the Three Months Ended September 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	225	237	80	41	(21)	562
Less:
Amortization	(22)	(17)	(23)	(8)	—	(70)

Operating profit	203	220	57	33	(21)	492

For the Nine Months Ended September 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	674	211	225	130	(95)	1,145
Less:
Amortization	(80)	(49)	(68)	(36)	—	(233)

Operating profit	594	162	157	94	(95)	912

For the Nine Months Ended September 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	618	194	203	101	(60)	1,056
Less:
Amortization	(73)	(52)	(59)	(26)	—	(210)

Operating profit	545	142	144	75	(60)	846

Thomson Reports Third-Quarter 2005 Results
October 25, 2005

RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

For the Three Months Ended September 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit	28.7%	30.7%	17.9%	19.4%	24.7%
Less:
Amortization	(3.0%)	(1.9%)	(4.8%)	(1.7%)	(2.9%)

Operating profit	25.7%	28.8%	13.1%	17.7%	21.8%

For the Three Months Ended September 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit	27.7%	31.5%	17.6%	19.3%	25.3%
Less:
Amortization	(2.7%)	(2.2%)	(5.1%)	(3.7%)	(3.2%)

Operating profit	25.0%	29.3%	12.5%	15.6%	22.1%

For the Nine Months Ended September 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit	26.8%	12.7%	16.0%	17.8%	18.2%
Less:
Amortization	(3.2%)	(3.0%)	(4.8%)	(4.9%)	(3.7%)

Operating profit	23.6%	9.7%	11.2%	12.9%	14.5%

For the Nine Months Ended September 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit	26.2%	12.7%	16.1%	15.8%	18.3%
Less:
Amortization	(3.1%)	(3.4%)	(4.7%)	(4.0%)	(3.6%)

Operating profit	23.1%	9.3%	11.4%	11.8%	14.7%

QuickLinks

Thomson Reports Third-Quarter 2005 Results
CONSOLIDATED STATEMENT OF EARNINGS (millions of U.S. dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars) (unaudited)
BUSINESS SEGMENT INFORMATION * (millions of U.S. dollars) (unaudited)
RECONCILIATIONS RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars, unaudited)
For the Three Months Ended September 30, 2005
For the Three Months Ended September 30, 2004
For the Nine Months Ended September 30, 2005
For the Nine Months Ended September 30, 2004
RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue, unaudited)
For the Three Months Ended September 30, 2005
For the Three Months Ended September 30, 2004
For the Nine Months Ended September 30, 2005
For the Nine Months Ended September 30, 2004